April 14, 2025

Hui Xu
Chief Executive Officer
Texxon Holding Ltd.
703, Block A, 1799 Wuzhong Road
Minhang District
Shanghai, China, 200335

        Re: Texxon Holding Ltd.
            Amendment No. 1 to Registration Statement on Form F-1
            Filed March 31, 2025
            File No. 333-281530
Dear Hui Xu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed March 31, 2025 Risk Factors
Risks Related to Our Business and Industry
Pending or future litigations, arbitrations, governmental investigations and other legal proceedings..., page 49

1.     Revise to address the arbitration proceeding brought by Shanghai Kuanyu
Digital
       Technology Co., Ltd. in January 2025, including relief sought. In this regard, we note that your disclosure at page 111 suggests that this proceeding could have a material adverse effect on your business or financial condition.
 April 14, 2025
Page 2
Business
Material Contracts, page 108

2. You state that pursuant to the Polystyrene Factory Construction Agreement entered into April 2022, construction "is required to be completed within 24 months" and that the Land Use Rights Transfer Agreement contemplates that construction be "complete before January 28, 2025." As you suggest that construction of the polystyrene factory will be completed "in the second quarter of 2025," please clarify whether you have missed any applicable deadlines under these agreements. If so, disclose any penalties that you face and whether such deadlines can or have been extended. Update your related risk factor disclosure as appropriate.
Related Party Transactions, page 132

3. For each related party loan, revise to also disclose the amount due to such related party as of the most recent practicable date. Refer to Item 7.B of Form 20-F.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition, page F-9

4. We have reviewed your response to prior comment 3. Please revise your accounting policy disclosures here, and on page 93, to include the factors and judgements reflected in your response. Additionally, your current disclosure states the selling price is determined "by adding a certain gross profit to the purchase price" whereas your correspondence states you provide a quotation to the customer and your purchase price "is negotiated independently of the customer contract." Please review your disclosure to ensure it is consistent with the company's policy. Refer to ASC
       235-10-50-3
Exhibit Index, page II-6

5. We note your footnote disclosure to Exhibits 10.15, 10.17, and 10.18. To the extent you are relying on Item 601(b)(10)(iv) of Regulation S-K to omit certain information
       (as opposed to Item 601(a)(6) of Regulation S-K), please include a prominent statement on the first page of the redacted exhibits that certain identified information has been excluded from the exhibit because it is both not material and is treated as private or confidential and include brackets indicating where the information is omitted from the filed version of the exhibits. Refer to Item 601(b)(10)(iv) of
       Regulation S-K.
 April 14, 2025
Page 3

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Wei Wang